SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                                   Octel Corp.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    657727101
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                                 (CUSIP Number)
                                                     with a copy to:
                                                     Robert G. Minion, Esq.
         Jeffrey S. Halis                            Lowenstein Sandler PC
         10 East 50th Street                         65 Livingston Avenue
         New York, New York  10022                   Roseland, New Jersey  07068
         (212) 588-9697                              (973) 597-2500
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  May 28, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.657727101
________________________________________________________________________________
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                             Jeffrey S. Halis
________________________________________________________________________________
2)   Check the  Appropriate Box if a Member of a Group (See  Instructions):

                (a) Not
                (b) Applicable
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions): WC
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                 Not Applicable
________________________________________________________________________________
6)   Citizenship or Place of Organization:   United States

         Number of                  7) Sole Voting Power:             1,372,700*
                                       -----------------------------------------
         Shares Beneficially        8) Shared Voting Power:
         Owned by
         Each Reporting             9) Sole Dispositive Power:        1,372,700*
                                       -----------------------------------------
         Person With:              10) Shared Dispositive Power:
                                       -----------------------------------------
________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                  1,372,700*
________________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                  Not Applicable
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11): 9.9%*
________________________________________________________________________________
14)  Type of Reporting Person (See Instructions): IA
________________________________________________________________________________
* 596,400 shares (4.3%) of Octel Corp. common stock are owned by Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall"). 437,700 shares (3.1%) of Octel Corp. common stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership ("Tyndall Institutional"). 79,700 shares (0.6%) of Octel Corp. common stock are owned by Madison Avenue Partners, L.P., a Delaware limited partnership ("Madison"). 258,900 shares (1.9%) of Octel Corp. common stock are owned by Halo International, Ltd., a company organized under the laws of the Cayman Islands ("Halo International"). Pursuant to the Agreement of Limited Partnership of each of Tyndall, Tyndall Institutional and Madison and the Investment Management Agreement of Halo International, Jeffrey S. Halis possesses sole voting and investment control over all securities owned by each of Tyndall, Tyndall Institutional, Madison, and Halo International, respectively. Jeffrey S. Halis' interest in the shares set forth herein is limited to the extent of his pecuniary interest, if any, in Tyndall, Tyndall Institutional, Madison and Halo International, respectively. See Item 5 for further information on the computation of percentages set forth herein.

Item 2.   Identity and Background.

          The person filing this statement is Jeffrey S. Halis, whose business address is 10 East 50th Street, New York, New York 10022. Mr. Halis is the sole member of Jeffrey Management, L.L.C. which serves as a general partner of Halo Capital Partners, L.P., a Delaware limited partnership ("Halo"). Halo serves as the sole general partner of each of Tyndall Partners, L.P. ("Tyndall"), Tyndall Institutional Partners, L.P. ("Tyndall Institutional") and Madison Avenue Partners, L.P. ("Madison"), each of which are Delaware limited partnerships having their principal executive offices located at 10 East 50th Street, New York, New York 10022. In addition, Mr. Halis serves as a member of Jemi Management, L.L.C., a New York limited liability company, which serves as the Investment Manager for Halo International, Ltd. ("Halo International"), a company organized under the laws of the Cayman Islands, having its principal executive offices located at Butterfield Fund Managers (Guernsy) Limited, Post Office Box 211, Butterfield House, The Grange, St. Peter Port, Guernsey, Channel Islands, GY1 3NQ. Each of Tyndall, Tyndall Institutional, Madison, Halo International and Jeffrey Halis, are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Halis has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Halis is a citizen of the United States.

Item 5.   Interest in Securities of the Issuer.

          Based upon the Quarterly Report of Octel Corp. for the fiscal quarter ended on March 31, 1999, as of April 30, 1999 there were issued and outstanding 13,911,534 shares of common stock of Octel Corp. As of May 28, 1999, Tyndall Partners, L.P. owned 596,400 of such shares, or 4.3% of those outstanding, Tyndall Institutional Partners, L.P. owned 437,700 of such shares, or 3.1% of those outstanding, Madison Avenue Partners, L.P. owned 79,700 of such shares, or 0.6% of those outstanding, and Halo International, Ltd. owned 258,900 of such shares, or 1.9% of those outstanding. Jeffrey Halis possesses sole power to vote and direct the disposition of all shares of common stock of Octel Corp. owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison

Avenue Partners, L.P. and Halo International, Ltd. During the sixty days preceding the date of event which requires filing of this statement, the following transactions were effected in ordinary brokers transactions: On May 28, 1999 Tyndall Partners, L.P., sold 150,000 shares at $13.53 per share, Madison Avenue Partners, L.P. sold 20,000 shares at $13.53 per share and Halo International, Ltd. sold 80,000 shares at $13.53 per share.

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                              June 7, 1999


                                             /s/ Jeffrey  S. Halis
                                                 Jeffrey   S.  Halis,    as    a
                                                 member of  Jeffrey  Management,
                                                 L.L.C.,  a  general partner  of
                                                 Halo   Capital  Partners, L.P.,
                                                 the  general  partner  of  each
                                                 of   Tyndall   Partners,  L.P.,
                                                 Tyndall Institutional Partners,
                                                 L.P.,   and    Madison   Avenue
                                                 Partners, L.P.


                                                 /s/ Jeffrey S. Halis
                                                 Jeffrey  S. Halis,  as a member
                                                 of Jemi Management, L.L.C., the
                                                 Investment  Manager  for   Halo
                                                 International, Ltd.


      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).